U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously announced by Tantech Holdings Ltd. (the “Registrant” or “Tantech”), on September 21, 2017, the Registrant’s 70% owned subsidiary, Suzhou E Motors Buses Co., Ltd., entered into two sales contracts (“Contracts”) with Zhenjiang Baichuan New Energy Automobile Co., Ltd. (the “Buyer”) worth approximately $20 million (RMB128.8 million) for its electric vans and buses. Pursuant to the contracts, the Buyer has agreed to purchase 450 all-electric vans (“EVs”) from Tantech. The Buyer has made an earnest money deposit and was required to pay approximately 30% of the total purchase price by November 1, 2017, and the remainder of the balance at delivery. The delivery was expected to be completed by the end of 2017.

The EVs ordered under the Contracts are to be operated by most end users in the Northeast region of China, and thus the EVs must be able to endure the extremely cold winter conditions. The EVs have not previously been tested for extended use under such conditions, and no reliable data is available with respect to the operating result of the EVs powered by the new energy source. As a result, the Purchaser requested a modification to the delivery and payment terms of the Contracts to move more cautiously and give the Purchaser time to evaluate the EVs’ performance in winter.

Accordingly, on December 8, 2017, the parties mutually agreed to modify the Contracts, effective immediately. Rather than purchasing 450 EVs in a single transaction, the parties agreed that the Buyer would first purchase 100 EVs and, if satisfied with performance, purchase additional EVs. Under the amended terms, the Buyer will pay 30% of the purchase price for 100 EVs, or RMB8.4 million, by December 15, 2017, and Tantech will deliver 100 EVs by the end of 2017. To lessen the possible impact on the Registrant’s production plans, the Purchaser agreed to pay RMB1.6 million as guarantee to secure the further redetermination of the delivery and payment terms. As of the date of this filing, Buyers has paid a total of RMB10 million consisting of such 30% purchase price and guarantee fund.

The Buyer will pay the remaining balance of the purchase price for such EVs, or RMB19.6 million, after the use of the EVs by the end users for four months. The delivery and payment of the remaining purchase order under the Contracts will be further determined by the parties after the 100 EVs have been successfully operated during the winter of 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: December 11, 2017